FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2005

VIDÉOTRON LTÉE
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form
40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

VIDÉOTRON LTÉE
Filed in this Form 6-K

Documents index

1-	Press release dated May 12, 2005.

Isabelle Dessureault General Manager, Communications Telephone: (514) 380-7501 Mobile: (514) 295-0304

PRESS RELEASE	For immediate release

Regulatory framework for IP telephony services

VIDÉOTRON WELCOMES CRTC DECISION AND INTENDS TO
PUSH AHEAD WITH INVESTMENT PLAN

Montréal, May 12, 2005 – Vidéotron reacted positively to today’s decision by the Canadian Radio-television and Telecommunications Commission (CRTC) to apply the same regulatory treatment to local IP telephony services as to all other local telephone services, regardless of the technology used.

Today’s CRTC decision supports healthy, sustainable competition, while recognizing that restrictions must be applied to the dominant incumbent telephone company until such time as competition is deemed to have taken hold. The regulator’s decision encourages the introduction of new reliable and affordable local telephone services that will allow consumers to enjoy the benefits of a competitive marketplace.

Vidéotron welcomes the CRTC’s determination to act in keeping with its basic mandate, which is to create conditions conducive to the emergence of competition, despite the power of the traditional telco lobby.

It must be borne in mind that although the CRTC opened the local residential telephone market to competition in 1997, Bell’s competitors have a market share of barely more than 2%. Eight years later, the CRTC still needs to regulate the incumbent local exchange carriers (ILECs) since they continue to dominate the market.

“Bell tried to speculate about the financial impact of the arrival in the marketplace of new players using IP technology,” said Robert Dépatie, President and Chief Executive Officer of Vidéotron ltée. “Today, the CRTC indicated that it prefers to base its decision on concrete market data.”

Today’s decision lets the companies that are trying to establish competition in local residential telephone services move forward. Vidéotron will therefore pursue its investments program required to roll out its service across its territory and to develop distinct and progressive new products such as video phone service and unified messaging.

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Vidéotron intends to participate actively in the public consultation the CRTC will hold in September 2005 for the purpose of determining subsequent criteria for deregulating the ILECs, when market conditions warrant. For now, Vidéotron believes that the CRTC has found an appropriate balance by maintaining a sound regulatory framework that promotes the emergence of genuine competition which will benefit Canadians.

In January 2005, Vidéotron became the first major cable company in Canada to offer local residential telephone service. At quarter’s end, the number of customers for the service stood at 15,000. The popularity of the new reliable and affordable alternative to traditional telephone service continues to grow and by the end of April 2005 more than 23,000 Quebeckers had signed up for Vidéotron’s new cable telephone service.

“We are highly satisfied with the enthusiastic response thus far to our new service in South Shore Montréal and Laval,” said Robert Dépatie, President and Chief Executive Officer of Vidéotron. “Consumer interest in cable telephone service is exceeding our expectations. We are receiving many positive comments from customers about the quality of the product. The message from the marketplace is clear: significant numbers of consumers were waiting impatiently for a reliable alternative to traditional telephone service.”

Vidéotron ltée (www.videotron.com), a wholly-owned subsidiary of Quebecor Media Inc., is an integrated communications company engaged in cable television, interactive multimedia development, Internet access services and residential telephone service. Vidéotron is a leader in new technologies with its illico interactive television system and its broadband network, which supports high-speed cable Internet access, analog and digital cable television, and other services. Vidéotron serves 1,455,000 cable television customers in Québec; including over 356,000 illico subscribers. Vidéotron is also the Québec leader in high-speed Internet access, with 554,000 subscribers to its cable modem and dial-up services. As well, Vidéotron provides residential telephone service to more than 23,000 customers in South Shore Montréal and Laval.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDÉOTRON LTÉE

/S/ Claudine Tremblay
—————————————
By: Claudine Tremblay
       Assistant Secretary

Date: May 13, 2005